Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04045016

12g3-2(b) File No.82-4922

Ref No. CN. 581/2004

September 20, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

Ref. CN.2136/2004

September 20, 2004

To: The President
The Stock Exchange of Thailand

Subject: Notification of Resolutions of the Board of Directors' Meeting of KASIKORNBANK Public Company Limited No. 11/2547

The Board of Directors' Meeting of KASIKORNBANK Public Company Limited (the "Bank") No. 11/2547 dated September 20, 2004 resolved significant matters which can be summarized as follows.

1. To purchase shares of Asset Plus Securities Public Company Limited ("ASSET") in order to respond to the Financial Sector Master Plan which allows the Bank to be able to extend the scope of its business operation and help increasing its ability to provide comprehensive financial services, details of which are as follows.

1.1 To buy 59,944,692 shares of ASSET with a par value of Baht 5 per share accounting for approximately 99.91 per cent of ASSET's total shares sold from Asia Plus Securities Public Company Limited ("ASP") and to enter into the share sale and purchase agreement subject to necessary terms and conditions including an approval from the Shareholders' Meeting of the Bank to buy ASSET's shares.

Share purchase price will be calculated by the following formula: Baht 550 million added by Cash less Liabilities of ASSET existing as of the Completion Date of the share purchase and sale between the Bank and ASP. The final share purchase price will therefore depend on ASSET's existing Cash and Liabilities on the Completion Date of the share purchase and sale between the Bank and ASP after the Shareholders' Meeting of the two parties approves the purchase and sale of such shares.

The purchase of ASSET's shares as described above will proceed only when conditions necessary or related to the purchase of ASSET's shares are fully complied as the Board of Directors, the Management Committee, the Chief Executive Officer, the President or any other person entrusted by such persons or person deems appropriate. Conditions necessary or related to the purchase of ASSET's shares include the following:

(a) Approval from the Shareholders' Meetings of the Bank and ASP

(b) Permission, approval or relaxation relating to or necessary for the purchase or holding of shares as well as changes in ASSET's operation or management from relevant agencies including the Bank of Thailand or the Securities and Exchange Commission

../2

Sep 20, 04
5.00 p.m.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road, Bangkok 10140, Thailand.
Tel. +66 2222 0000
Fax. +66 2470 2749
www.kasikornbank.com Registration No.PCL 105

1.2 The Bank may offer to buy or make purchase of ASSET's 55,308 shares with a par value of Baht 5 per share accounting for approximately 0.09 per cent of ASSET's total shares sold from the minority shareholders at an appropriate price so as to acquire the highest amount of ASSET's shares.

1.3 The matter shall be proposed to the Shareholders' Meeting to allow the Bank to buy ASSET's shares and to empower the Board of Directors, the Management Committee, the Chief Executive Officer, the President or any other person entrusted by such persons or person to determine and/or amend details, terms or conditions regarding the purchase of ASSET's shares, which shall include price, considerations, period and payment as well as to act otherwise as necessary for or related to the purchase or holding of such shares and changes of ASSET's operation or management, or to do any other necessary acts and things as deemed appropriate; provided that it shall not be conflicting with the criteria described in Clauses 1.1 and 1.2 above.

2. To schedule the Extraordinary Meeting of Shareholders No. 1/2547 on Friday, November 5, 2004 at 14.00 hours at the Head Office of the Bank, No. 1, Soi Kasikornthai, Ratburana Road, Kwaeng Ratburana, Khet Ratburana, Bangkok 10140, to consider the following agendas:

(1) To consider adopting the Minutes of the General Meeting of Shareholders No. 92 dated April 2, 2004
(2) To consider the purchase of shares of Asset Plus Securities Public Company Limited
(3) To consider other matters (if any)

The Share Register Book is scheduled to close in order to determine the right to attend the Extraordinary Meeting of Shareholders No. 1/2547 starting from 12.00 hours of October 15, 2004 until the Extraordinary Meeting of Shareholders No. 1/2547 is adjourned.

Please be informed accordingly.

Yours sincerely,

Adis Israngkura
Sep 20, 04
5.00 p.m.

Facsimile

ธนาคารกสิกรไทย
KASIKORNBANK

To : Ms. Margaret R. Blake Baker & McKenzie, Washington D.C. CC : Mr. Brian Herbert	From : Mr. Somkiat Sirichatchai Executive Vice President KASIKORNBANK PCL
	Date : September 21, 2004
Fax : (202) 452-7074	Phone : (662) 470-1075 to 7 Fax : (662) 470-3462
Re : 12g3-2(b) Filing with the US SEC for KBANK	Pages (including this page) : 8 pages

If the complete fax is not received, please call us at (662) 470-2660

Dear Ms. Margaret R. Blake,

We, KASIKORNBANK PCL, have made public certain information in Thailand. We therefore would like to ask for your assistance to handle the filing of the enclosed 12g3-2(b) filing documents with the US SEC, with the replied acknowledgement of receipt of the said documents from the relevant authority.

Yours sincerely,

Somkiat Sirichatchai

Mr. Somkiat Sirichatchai
Executive Vice President
KASIKORNBANK PUBLIC COMPANY LIMITED

1 Soi Kasikornthai, Ratburana Road, Bangkok 10140, Thailand. Tel. +66(2) 470-1122, 470-1199 Fax. +66(2) 470-1144-5

Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 583/2004

September 21, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

C8038-1-04

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

Summary Statement of Assets and Liabilities [1/]

As at August 31, 2004

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	9,997,428,945.47	Deposits	708,891,043,574.05
Interbank and money market items	89,190,761,751.77	Interbank and money market items	13,426,286,988.80
Securities purchased under resale agreements	10,700,000,000.00	Liabilities payable on demand	5,768,870,081.09
Investments in securities, net	139,527,656,190.16	Securities sold under repurchase agreements	-
(with obligations Baht 17,834,104,118.98)		Borrowings	20,278,793,285.04
Credit advances (net of allowance for doubtful accounts)	517,422,705,706.01	Bank's liabilities under acceptances	765,760,807.93
Accrued interest receivables	1,551,164,268.70	Other liabilities	15,048,504,618.04
Properties foreclosed	12,818,797,378.24	Total liabilities	764,179,259,151.35
Customers' liabilities under acceptances	765,760,807.93		
Premises and equipment, net	21,739,067,228.65	**Shareholders' equity**	
Other assets	9,058,338,446.46	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,684,498,110.00
		Reserves and net profit after appropriation	25,175,712,391.39
		Other reserves and profit and loss account	9,272,113,827.05
		Total shareholders' equity	58,082,318,328.44
Total Assets	822,261,578,479.79	Total Liabilities and Shareholders' Equity	822,261,578,479.79
Customers' liabilities under unmatured bills	4,270,120,586.14	Bank's liabilities under unmatured bills	4,270,120,586.14
Total	826,531,699,065.93	Total	826,531,699,065.93

	Baht
Non-Performing Loans as at June 30, 2004 (Quarterly)	58,957,142,256.52
(10.60% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at June 30, 2004 (Quarterly)	34,275,099,208.87
Actual allowance for doubtful accounts	44,449,071,855.64
Loans to related parties	2,546,037,494.68
Loans to related asset management companies	16,565,000,000.00
Loans to related parties due to debt restructuring	4,221,370,019.02
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	79,650,490,718.95
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	3,219,589,065.78
Total liabilities	38,084.27
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,890,316,155.50
Letters of credit	13,706,099,440.23

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant

-WO